HypoVereinsbank

03032787

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, October 10th, 2003

RECEIVED OCT 20 2003 181

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated October 9, 2003 commenting on HVB Group selling Bank von Ernst to The Royal Bank of Scotland Group

You will receive the item listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan E.
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

PROCESSED OCT 29 2003 THOMSON FINANCIAL

Enclosure

10/27

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

OCTOBER 9, 2003

Next step in HVB Group's transformation
HVB Group sells Bank von Ernst to The Royal Bank of Scotland Group

HVB Group and Coutts Bank (Switzerland), a subsidiary of The Royal Bank of Scotland Group, agreed on the sale of HVB's wholly-owned subsidiary, the Zurich-based Bank von Ernst & Cie AG. Coutts Bank (Switzerland) is to acquire all of the shares for 500 million CHF (approximately 323 million euros), payable in cash. This transaction, which is expected to be completed by the end of 2003, is subject to regulatory approvals.

The sale of Bank von Ernst is the next important step in HVB's transformation program which enhances HVB's strategic profile, reduces the Group's complexity, and further strengthens its capital base. HVB Group Board spokesman Dieter Rampl: "Selling Bank von Ernst is another important step toward strengthening HVB Group's business focus in our core markets Germany, Austria as well as Central and Eastern Europe. Coutts Bank (Switzerland) is the ideal partner for Bank von Ernst. This was very important for us in the interest of our clients and employees. At the same time, the transaction will have a positive impact on HVB Group's capital base."

HVB Group and Coutts Bank (Switzerland) also agreed in principle upon the key terms of an agreement covering future cooperation in wealth management. This will enable HVB Group, Bank von Ernst and Coutts Bank (Switzerland) to continue the succesful relationship that exists between HVB and Bank von Ernst.

All capital market activities of Bank von Ernst will be transferred to a newly founded Swiss subsidiary of HVB Group. This subsidiary will continue to perform its successful CHF-foreign bond issuing activities.

Bank von Ernst had some 450 employees and consolidated assets under management of 12.9 billion CHF (8.3 billion euros) and total assets of 1.6 billion CHF (1.0 billion euros) as of June 30th 2003. In 1993 the bank was acquired by Bayerische Vereinsbank, one of the predecessors of HVB Group.

HVB Group was exclusively advised by Citigroup in this transaction.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

9. OKTOBER 2003

Nächster Schritt im Transformationsprozess:
HVB Group verkauft Bank von Ernst an The Royal Bank of Scotland Group

Die HVB Group und die Coutts Bank (Schweiz), eine Tochtergesellschaft der The Royal Bank of Scotland Group, haben sich auf den Verkauf der 100-prozentigen HVB Tochter, Bank von Ernst & Cie AG, verständigt. Die Coutts Bank (Schweiz) wird alle Aktien von der HVB zum Barpreis von 500 Millionen Schweizer Franken (rund 323 Millionen Euro) erwerben. Die Transaktion wird -vorbehaltlich der Zustimmung der Aufsichtsbehörden - voraussichtlich Ende des Jahres 2003 abgeschlossen sein.

Mit dem Verkauf der Bank von Ernst vollzieht die HVB Group den nächsten wichtigen Schritt in ihrem Transformationsprogramm. Damit schärft der Konzern sein Profil, reduziert die Komplexität und stärkt zugleich die Kapitalbasis. HVB-Vorstandssprecher Dieter Rampl: "Mit dem Verkauf der Bank von Ernst schärfen wir unser Profil in den Kernmärkten Deutschland, Österreich sowie in Zentral- und Osteuropa und stärken die Eigenkapitalbasis der HVB. Mit der Coutts Bank (Schweiz) haben wir den idealen Partner für die Bank von Ernst gefunden. Dies war uns im Interesse der Kunden und Beschäftigten sehr wichtig."

Die HVB Group und die Coutts Bank (Schweiz) haben sich neben dem Verkauf auch auf Eckdaten einer künftigen Kooperation im Private Banking verständigt. Diese wird es der HVB Group, der Bank von Ernst und der Coutts Bank (Schweiz) ermöglichen, die erfolgreiche Geschäftsbeziehung fortzusetzen, die zwischen der HVB und der Bank von Ernst besteht.
Die Kapitalmarkt-Aktivitäten der Bank von Ernst werden auf eine neu gegründete HVB-Tochtergesellschaft übertragen. Diese führt das erfolgreiche Emissionsgeschäft bei CHF-Anleihen der Bank von Ernst fort.

Die Bank von Ernst beschäftigt rund 450 Mitarbeiter, verwaltet ein Vermögen von 12,9 Milliarden CHF (8,3 Milliarden Euro) und weist eine Bilanzsumme von 1,6 Milliarden Schweizer Franken (1,0 Milliarden Euro) zum 30.6.2003 aus. Das Institut war 1993 von der ehemaligen Bayerischen Vereinsbank (einem der Vorgängerinstitute der HypoVereinsbank) gekauft worden.

Die HVB Group wurde bei der Transaktion von der Citigroup beraten.

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir